Filed by CBOE Holdings, Inc.
(SEC File No. 001-34774) pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.
(SEC File No. 001-37732)

CBOE Holdings Monthly Volume & RPC Report - 2016 Updated on November 2, 2016 Period Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 1Q16 2Q16 3Q16 4Q16 Year Trading Days 19 20 22 21 21 22 20 23 21 21 61 64 64 21 210 Total Volume by Exchange CBOE 90,837,310 82,336,539 85,398,016 77,144,538 78,389,446 99,969,339 83,332,413 82,766,523 92,129,702 77,764,674 258,571,865 255,503,323 258,228,638 77,764,674 850,068,500 C2 6,988,795 6,493,068 5,993,537 6,060,190 6,216,417 6,920,135 6,597,202 6,905,869 8,924,416 9,420,982 19,475,400 19,196,742 22,427,487 9,420,982 70,520,611 CBOE Futures Exchange (CFE) 5,168,403 4,092,473 3,940,812 4,605,471 4,816,144 7,101,395 4,475,738 4,766,703 6,346,872 4,910,260 13,201,688 16,523,010 15,589,313 4,910,260 50,224,271 CBOE Holdings Total Volume 102,994,508 92,922,080 95,332,365 87,810,199 89,422,007 113,990,869 94,405,353 94,439,095 107,400,990 92,095,916 291,248,953 291,223,075 296,245,438 92,095,916 970,813,382 ADV by Exchange CBOE 4,780,911 4,116,827 3,881,728 3,673,549 3,732,831 4,544,061 4,166,621 3,598,544 4,387,129 3,703,080 4,238,883 3,992,239 4,034,822 3,703,080 4,047,945 C2 367,831 324,653 272,434 288,580 296,020 314,552 329,860 300,255 424,972 448,618 319,269 299,949 350,429 448,618 335,812 CBOE Futures Exchange (CFE) 272,021 204,624 179,128 219,308 229,340 322,791 223,787 207,248 302,232 233,822 216,421 258,172 243,583 233,822 239,163 CBOE Holdings Total ADV 5,420,764 4,646,104 4,333,289 4,181,438 4,258,191 5,181,403 4,720,268 4,106,048 5,114,333 4,385,520 4,774,573 4,550,361 4,628,835 4,385,520 4,622,921 Total Volume by Product Category Multiply-listed options (Equities & ETPs) 59,907,927 53,983,070 53,653,492 52,251,562 52,314,127 61,920,628 56,008,627 56,406,727 63,358,908 56,960,611 167,544,489 166,486,317 175,774,262 56,960,611 566,765,679 Index options 37,918,178 34,846,537 37,738,061 30,953,166 32,291,736 44,968,846 33,920,988 33,265,665 37,695,210 30,225,045 110,502,776 108,213,748 104,881,863 30,225,045 353,823,432 Futures 5,168,403 4,092,473 3,940,812 4,605,471 4,816,144 7,101,395 4,475,738 4,766,703 6,346,872 4,910,260 13,201,688 16,523,010 15,589,313 4,910,260 50,224,271 CBOE Holdings Total Volume 102,994,508 92,922,080 95,332,365 87,810,199 89,422,007 113,990,869 94,405,353 94,439,095 107,400,990 92,095,916 291,248,953 291,223,075 296,245,438 92,095,916 970,813,382 ADV by Product Category Multiply-listed options (Equities & ETPs) 3,153,049 2,699,154 2,438,795 2,488,170 2,491,149 2,814,574 2,800,431 2,452,466 3,017,091 2,712,410 2,746,631 2,601,349 2,746,473 2,712,410 2,698,884 Index options 1,995,694 1,742,327 1,715,366 1,473,960 1,537,702 2,044,038 1,696,049 1,446,333 1,795,010 1,439,288 1,811,521 1,690,840 1,638,779 1,439,288 1,684,873 Futures 272,021 204,624 179,128 219,308 229,340 322,791 223,787 207,248 302,232 233,822 216,421 258,172 243,583 233,822 239,163 CBOE Holdings Total ADV 5,420,764 4,646,104 4,333,289 4,181,438 4,258,191 5,181,403 4,720,268 4,106,048 5,114,333 4,385,520 4,774,573 4,550,361 4,628,835 4,385,520 4,622,921 Total Volume by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 53,210,900 47,737,352 47,895,068 46,390,699 46,325,915 55,261,167 49,568,932 49,659,742 54,627,727 47,738,835 148,843,320 147,977,781 153,856,401 47,738,835 498,416,337 Index options 37,626,410 34,599,187 37,502,948 30,753,839 32,063,531 44,708,172 33,763,481 33,106,781 37,501,975 30,025,839 109,728,545 107,525,542 104,372,237 30,025,839 351,652,163 CBOE Total Options Volume 90,837,310 82,336,539 85,398,016 77,144,538 78,389,446 99,969,339 83,332,413 82,766,523 92,129,702 77,764,674 258,571,865 255,503,323 258,228,638 77,764,674 850,068,500 C2 Multiply-listed options (Equities & ETPs) 6,697,027 6,245,718 5,758,424 5,860,863 5,988,212 6,659,461 6,439,695 6,746,985 8,731,181 9,221,776 18,701,169 18,508,536 21,917,861 9,221,776 68,349,342 Index options 291,768 247,350 235,113 199,327 228,205 260,674 157,507 158,884 193,235 199,206 774,231 688,206 509,626 199,206 2,171,269 C2 Total Options Volume 6,988,795 6,493,068 5,993,537 6,060,190 6,216,417 6,920,135 6,597,202 6,905,869 8,924,416 9,420,982 19,475,400 19,196,742 22,427,487 9,420,982 70,520,611 CBOE Holdings Multiply-listed options (Equities & ETPs) 59,907,927 53,983,070 53,653,492 52,251,562 52,314,127 61,920,628 56,008,627 56,406,727 63,358,908 56,960,611 167,544,489 166,486,317 175,774,262 56,960,611 566,765,679 Index options 37,918,178 34,846,537 37,738,061 30,953,166 32,291,736 44,968,846 33,920,988 33,265,665 37,695,210 30,225,045 110,502,776 108,213,748 104,881,863 30,225,045 353,823,432 CBOE Holdings Total Options Volume 97,826,105 88,829,607 91,391,553 83,204,728 84,605,863 106,889,474 89,929,615 89,672,392 101,054,118 87,185,656 278,047,265 274,700,065 280,656,125 87,185,656 920,589,111 ADV by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 2,800,574 2,386,868 2,177,049 2,209,081 2,205,996 2,511,871 2,478,447 2,159,119 2,601,320 2,273,278 2,440,054 2,312,153 2,404,006 2,273,278 2,373,411 Index options 1,980,337 1,729,959 1,704,679 1,464,469 1,526,835 2,032,190 1,688,174 1,439,425 1,785,808 1,429,802 1,798,829 1,680,087 1,630,816 1,429,802 1,674,534 CBOE Total Options ADV 4,780,911 4,116,827 3,881,728 3,673,549 3,732,831 4,544,061 4,166,621 3,598,544 4,387,129 3,703,080 4,238,883 3,992,239 4,034,822 3,703,080 4,047,945 C2 Multiply-listed options (Equities & ETPs) 352,475 312,286 261,747 279,089 285,153 302,703 321,985 293,347 415,771 439,132 306,577 289,196 342,467 439,132 325,473 Index options 15,356 12,368 10,687 9,492 10,867 11,849 7,875 6,908 9,202 9,486 12,692 10,753 7,963 9,486 10,339 C2 Total Options ADV 367,831 324,653 272,434 288,580 296,020 314,552 329,860 300,255 424,972 448,618 319,269 299,949 350,429 448,618 335,812 CBOE Holdings Multiply-listed options (Equities & ETPs) 3,153,049 2,699,154 2,438,795 2,488,170 2,491,149 2,814,574 2,800,431 2,452,466 3,017,091 2,712,410 2,746,631 2,601,349 2,746,473 2,712,410 2,698,884 Index options 1,995,694 1,742,327 1,715,366 1,473,960 1,537,702 2,044,038 1,696,049 1,446,333 1,795,010 1,439,288 1,811,521 1,690,840 1,638,779 1,439,288 1,684,873 CBOE Holdings Total Options ADV 5,148,742 4,441,480 4,154,162 3,962,130 4,028,851 4,858,612 4,496,481 3,898,800 4,812,101 4,151,698 4,558,152 4,292,189 4,385,252 4,151,698 4,383,758 Market Share by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 16.3% 16.1% 15.5% 15.4% 16.6% 17.1% 18.0% 17.2% 17.1% 17.1% 16.0% 16.4% 17.4% 17.1% 16.6% Index options 98.2% 98.2% 98.5% 98.5% 98.7% 98.8% 98.9% 98.6% 98.7% 98.5% 98.3% 98.6% 98.7% 98.5% 98.6% CBOE Total Options Market Share 24.9% 24.8% 24.6% 23.2% 25.2% 27.2% 27.0% 25.6% 25.8% 25.1% 24.8% 25.3% 26.1% 25.1% 25.4% C2 Multiply-listed options (Equities & ETPs) 2.1% 2.1% 1.9% 1.9% 2.1% 2.1% 2.3% 2.3% 2.7% 3.3% 2.0% 2.1% 2.5% 3.3% 2.3% Index options 0.8% 0.7% 0.6% 0.6% 0.7% 0.6% 0.5% 0.5% 0.5% 0.7% 0.7% 0.6% 0.5% 0.7% 0.6% C2 Total Options Market Share 1.9% 2.0% 1.7% 1.8% 2.0% 1.9% 2.1% 2.1% 2.5% 3.0% 1.9% 1.9% 2.3% 3.0% 2.1% CBOE Holdings Multiply-listed options (Equities & ETPs) 18.4% 18.2% 17.4% 17.4% 18.8% 19.2% 20.4% 19.5% 19.9% 20.4% 18.0% 18.5% 19.9% 20.4% 18.9% Index options 99.0% 98.9% 99.1% 99.1% 99.4% 99.3% 99.4% 99.1% 99.2% 99.2% 99.0% 99.3% 99.2% 99.2% 99.2% CBOE Holdings Total Options Market Share 26.8% 26.8% 26.3% 25.1% 27.2% 29.1% 29.1% 27.8% 28.3% 28.2% 26.6% 27.2% 28.4% 28.2% 27.5% Rolling Three-Month Average Revenue Per Contract (RPC) (1) Equity options $0.095 $0.092 $0.085 $0.081 $0.075 $0.070 $0.063 $0.057 $0.050 $0.085 $0.070 $0.050 $0.068 Exchange-traded products (ETPs) options $0.138 $0.131 $0.117 $0.111 $0.104 $0.103 $0.096 $0.089 $0.079 $0.117 $0.103 $0.079 $0.100 Index options $0.738 $0.733 $0.720 $0.706 $0.698 $0.701 $0.704 $0.706 $0.707 $0.720 $0.701 $0.707 $0.709 Total Options $0.351 $0.351 $0.346 $0.335 $0.326 $0.328 $0.326 $0.320 $0.304 $0.346 $0.328 $0.304 $0.326 Futures $1.636 $1.623 $1.643 $1.697 $1.721 $1.682 $1.677 $1.702 $1.709 $1.643 $1.682 $1.709 $1.680 Total CBOE Holdings RPC $0.412 $0.413 $0.405 $0.397 $0.394 $0.405 $0.401 $0.395 $0.378 $0.405 $0.405 $0.378 $0.396 Total Volume for Select Index Products SPX options (including Weeklys, Quarterlys, EOM & FLEX) 22,100,538 19,599,850 20,896,723 17,183,112 18,879,122 26,305,465 21,238,960 19,912,547 22,828,181 18,889,983 62,597,111 62,367,699 63,979,688 18,889,983 207,834,481 SPXPM options 289,218 272,223 207,385 137,986 164,530 162,884 147,647 133,109 178,957 98,511 768,826 465,400 459,713 98,511 1,792,450 VIX options 12,863,096 12,826,704 14,365,215 11,791,318 11,086,911 15,951,153 10,670,980 11,558,186 12,918,491 9,513,754 40,055,015 38,829,382 35,147,657 9,513,754 123,545,808 VIX futures 5,167,889 4,092,187 3,940,544 4,604,918 4,814,598 7,100,566 4,475,340 4,766,281 6,346,307 4,909,818 13,200,620 16,520,082 15,587,928 4,909,818 50,218,448 RUT options 2,018,034 1,569,833 1,624,918 1,277,627 1,531,300 1,754,291 1,216,840 1,214,878 1,313,399 1,290,881 5,212,785 4,563,218 3,745,117 1,290,881 14,812,001 ADV for Select Index Products SPX options (including Weeklys, Quarterlys, EOM & FLEX) 1,163,186 979,993 949,851 818,243 899,006 1,195,703 1,061,948 865,763 1,087,056 899,523 1,026,182 974,495 999,683 899,523 989,688 SPXPM options 15,222 13,611 9,427 6,571 7,835 7,404 7,382 5,787 8,522 4,691 12,604 7,272 7,183 4,691 8,535 VIX options 677,005 641,335 652,964 561,491 527,948 725,052 533,549 502,530 615,166 453,036 656,640 606,709 549,182 453,036 588,313 VIX futures 271,994 204,609 179,116 219,282 229,267 322,753 223,767 207,230 302,205 233,801 216,404 258,126 243,561 233,801 239,135 RUT options 106,212 78,492 73,860 60,839 72,919 79,741 60,842 52,821 62,543 61,471 85,455 71,300 58,517 61,471 70,533 National Multiply-listed options (Equities & ETPs) 326,368,342 296,684,500 309,006,435 300,607,716 278,683,579 322,284,967 274,773,798 289,167,039 319,042,145 279,141,547 932,059,277 901,576,262 882,982,982 279,141,547 2,995,760,068 National Index options 38,303,491 35,233,760 38,061,792 31,235,154 32,494,376 45,273,226 34,123,754 33,575,103 37,998,882 30,473,168 111,599,043 109,002,756 105,697,739 30,473,168 356,772,706 National Options Volume 364,671,833 331,918,260 347,068,227 331,842,870 311,177,955 367,558,193 308,897,552 322,742,142 357,041,027 309,614,715 1,043,658,320 1,010,579,018 988,680,721 309,614,715 3,352,532,774 Note: Numbers may not foot due to rounding and are subject to change and revisions. (1) Average revenue per contract (RPC) is based on a three-month rolling average, reported on a one-month lag. The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type. Additional Information Regarding the Transaction and Where to Find It This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This report is being made in respect of the proposed merger transaction involving CBOE Holdings, Inc. (“CBOE”), Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Participants in the Solicitation CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.